

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Joseph Tucker
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N., Suite 200
Naples, FL 34103

      Re: Enveric Biosciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2024

Dear Joseph Tucker:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Bradley Wyatt